LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

November 6, 2006

Via Edgar and Overnight Delivery

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Sun World Partners, Inc. (the "Company")

Amendment No. 5 to Registration Statement on Form SB-2

Filed November 6, 2006

File No. 333-132472

Dear Mr. James:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 5 to Sun World Partners, Inc.’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 5 was filed via Edgar, with a submission date of November 6, 2006.

Below are the comments from your comment letter dated October 6, 2006 regarding Sun World's Form SB-2, each followed by the Company’s responses thereto.

General

Comment

1.

Please provide a currently dated and signed consent from your independent accountants in your amendment.

Response

The Company has included a currently dated and signed consent from its independent registered public accounting firm with the filing of this Amendment No. 5.

Comment

2.

In the event of a delay of effectiveness, please revise to provide updated financial information, as required by Item 310(g) of Regulation S-B.

Response

The Company has included in the enclosed Amendment No. 5 updated unaudited financial statements for the three month period ended August 31, 2006 and August 31, 2005 as required by Item 310(g) of Regulation SB.

The Company, page 4

Comment

3.

We note the disclosure in the first paragraph on page 4 that the share exchange agreement required you to raise $325,000.  However, there does not appear to be such a requirement in the agreement.  Please advise or revise.  If there is such a requirement, you should discuss the material effects if the requirement was not met.

Response

The Company has amended the disclosure in the first paragraph on page 4 to disclose that management has determined to raise $325,000.

Competition and Competitive Strategy, page 18

Comment

4.

We note your response to prior comment 2.  Please tell us why you do not believe you are in competition with Bares Paw House of Art in Calgary.

Response

The Company’s statement regarding competition is based on the position that like businesses provide direct competition to Tiempo, therefore, an assessment of retail outlets in the Calgary area that offer predominantly similar products was undertaken.  While Bares Paw House of Art offers some competition to Tiempo, they no longer have an actual retail outlet.   The retail outlet that they previously operated from was closed in January, 2006 and they now only offer their product over the Internet and at gift shows.  Therefore the Company believes that they do not offer direct competition to Tiempo.

Management’s Discussion and Analysis of Financial Condition, page 21

Comment

5.

Although you indicate that administrative expenses in the periods were “relatively constant” we note that these expenses actually increased by approximately 15%.  Please revise to disclose that fact and indicate the reasons for the increase.

Response

The Company has revised its disclosure to reflect the increased administrative expenses and to indicate the reasons for the increase.

Comment

6.

Please revise the second paragraph of the section to correct the typographical error for the amount of salaries and wages in 2005 from $28,904 to $28,094, which is the amount presented on the statement of operations.

Response

The Company has revised the second paragraph of the section to correct the typographical error for amount of salaries and wages in 2005 to $28,094.

Summary of Working Capital and Stockholders’ Equity, page 23

Comment

7.

Please revise your discussion of both measures to also address how they were impacted by the increase in accounts payable and accrued liabilities to $19,671 at the 2006 fiscal year-end from $8,574 at the end of fiscal 2005.

Response

The Company has revised the referenced discussion according to this comment.

Consolidated Statements of Cash Flows, page F-6

Comment

8.

We note the discussion on page 24 where you disclose that only $6,298 of the cash inflows from loans to related parties represents actual cash loans while the remaining $18,105 represents “the effects of rate changes on cash with respect to a loan from a related party.”

•

Explain clearly to us what you mean by the effects of rate changes on cash with respect to a loan from a related party.

•

If you are referring to the effect of exchange rate changes on cash balances held in foreign currencies, please explain how your presentation complies with paragraphs 25 and 136 of SFAS 95, or revise the statement to comply.

•

Revise to present the cash inflow from loan proceeds and the cash outflow for the loan payment separately on a gross basis in the statement, or explain how presentation complies with paragraphs 11 through 13A of SFAS 95.

This comment also applies the similar amounts recorded in the year ended May 31, 2005.

Response

The Company has revised the disclosure on page 24, as well as the presentation of statement of cash flows to comply with paragraphs 25 and 136 of SFAS 95.   Effects of rate changes on cash do refer to the effect of exchange rate changes on cash balances held in foreign currencies. Cash inflow from loan proceeds and cash outflow for payments to reduce loans have been stated separately to comply with paragraphs 11 through 13A of SFAS 95. These amendments have also been applied to the amounts recorded for the year ended May 31, 2005 and the unaudited statements for the three months ended August 31, 2006 and 2005.

Comment

9.

As we note that your are using the indirect method to determine net cash used in operating activities, please review the caption currently labeled “Change in non-capital item” to read “Adjustments to reconcile net income (loss) to net cash used in operating activities.”  See the example provided in paragraph 132 of SFAS 95.

Response

The Company has amended the referenced caption in accordance with this comment

Statement of Stockholders’ Deficit, page F-7

Comment

10.

Tell us what the 500,000 shares presented in the “Net effect of Recapitalization” caption represents.  Provide us with sample journal entries that reflect how you accounted for the recapitalization.

Response

The 500,000 shares presented as the “Net effect of Recapitalization” are the shares owned by the initial shareholders of Sun World Partners, Inc.  They represent 500,000 shares (post stock split) issued for cash prior to the date of the merger of Tiempo and Sun World. The journal entry to reflect the issue of these shares credited common stock and debited the bank as detailed below:

Debit

Credit

Common Stock

$500

Bank

$500

There was no journal entry made to reflect the “recapitalization”.  Since the financial statements had been prepared to report the activity of Tiempo rather than Sun World, which had no operations prior to the merger, this caption was intended to reflect the shares previously issued by Sun World (impacted by the 100 for 1 stock split.) upon the merger of the two entities.

The Company has reviewed the presentation of the Statement of Stockholders’ Equity and has revised this Statement accordingly to more clearly present the transactions as they occurred.  This has resulted in the elimination of any reference to a “Net effect of Recapitalization.”

Note 1 – Summary of Significant Accounting Policies, page F-8

Comment

11.

We note that you effected a 100 for 1 stock split on October 31, 2005, where each shareholder received 100 shares for each share previously held.  As US GAAP requires stock splits to be retroactively reflected in your financial statements, with the objective of eliminating investor confusion, please revise the document to remove all share and per share amounts currently presented on a pre-split basis.  We note, for example, the discussions on pages F-8, F-10, 32 and elsewhere.

Response

The document has been revised in accordance with this comment and has removed all reference to share and per share amounts presented on a pre-split basis.

Comment

12.

We note that you no longer include an accounting policy for “Goods and Services tax payable” as you did in prior filings.  Please tell us why or revise to disclose your accounting policy for that liability.

Response

The disclosure has been revised to include an accounting policy for “Goods and Services tax payable”.

Note 3 – Business combinations, page F-10

Comment

13.

Revise this note and the Organization section of Note 1 to clearly describe the transaction which was consummated on May 31, 2005, between the shareholders of the company and the former shareholders of Tiempo.

•

Explain clearly how you accounted for the transaction and why.

•

Discuss whether the company had any operations before that date.

•

Clearly describe the ownership percentage of each group of shareholders after the transaction and identify any shareholders who were shareholders of the company and Tiempo prior to consummation of the transaction.

Response

Note 3 – Merger of entities under common control (formerly Business combinations), as well as the Organization section of Note 1, have been revised accordingly.

Comment

14.

Revise the document to eliminate all conflicting disclosure relating to your accounting for the transaction.  For example, on page F-9 you state that the exchange was treated as a merger of entities under common control similar to a pooling of interests, while in this note you say that the shareholders of Tiempo acquired a controlling interest in the company.  Further, on page 32 you describe the transaction as a reverse acquisition and on page F-7 you refer to a recapitalization.

Response

The document has been revised accordingly.

Comment

15.

Revise the title of this Note, as applicable, to reflect the nature of the transaction.

Response

The title of Note 3 has been revised to state “Merger of entities under common control” which the Company believes accurately reflects the nature of this transaction.

Recent Sales of Unregistered Securities, page 32

Comment

16.

The disclosure in this section does not appear to be consistent with other sections of your document.  For example, page 32 refers a 100 for 1 stock split in October 2005 to explain the increase to 5.5 million shares; however, as of May 31, 2005 there were 5.5 million shares outstanding per page F-7.  Also, clarify how a 100 for 1 split results in an increase from five million shares to 5.5 million shares as you state on page 32.

Response

The Company has amended the disclosure of this section to be consistent with the other sections of the document.  Disclosure has been clarified to appropriately describe the transactions.

Comment

17.

Please tell us why page F-7 refers to Class A shares yet the disclosure in the prospectus does not discuss such shares.  Also, clarify whether the registration statement relates to common stock or Class A common shares.

Response

The Company has revised page F-7 to delete the reference to Class A shares.  This was a typographical error.  The registration statement relates only to common stock since the Company does not have any Class A common shares.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.